Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following is an email sent from Glenn Kelman, the Chief Executive Officer of Redfin Corporation (“Redfin”), to employees of Redfin on May 23, 2025.
Dear Redfin,
This is just a follow on to Varun’s note from earlier this week, to tell you why we’re so excited about our progress preparing Redfin to integrate with Rocket after closing.
Almost Cleared for Lift Off!
On May 8, the waiting period expired for the government to review Redfin’s sale to Rocket. We expect shareholders to approve the acquisition in a vote scheduled for June 4. The closing should occur after that, in early summer.
Then the Real Fun Begins
Once we’re officially part of Rocket, we can really start working together, sharing sales opportunities and tying together the whole customer experience, online and in person! At least until our November reviews of employee performance, Redfin employees will generally keep the same pay and benefits.
Redfin, Powered by Rocket
After closing, we’ll update our site and mobile applications to say that Redfin is powered by Rocket, and to sell Rocket mortgages. The mortgage pricing we’re developing for our brokerage customers will make buying a home significantly more affordable. We'll likely bring on dozens of additional engineers to draw more customers to Redfin.com and to our agents.
We've Already Started Rising
Even before the deal closes, our share of home sales started rising in April, to .80%, our biggest year-over-year gain in years. That in turn has given us the confidence to add millions of dollars to our second-quarter advertising budget. With increasing inventory, economic uncertainty and higher rates, the market has gotten nasty, but our sales discipline is nastier. BRAVO AND KEEP FIGHTING!
Have a Good Memorial Day Weekend! You Earned It!
Have a good Memorial Day weekend, BBQ some tofu and tempeh, and please take a moment to give thanks to all the men and women who fought for our country!
Best,
Glenn

Forward Looking Statements
This communication contains statements herein regarding the proposed transaction between Rocket and Redfin; future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Merger Agreement entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket's and Redfin's businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin's stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket's or Redfin's ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket's or Redfin's operating results and business generally; (iv) that the proposed transaction may divert management's attention from each of Rocket's and Redfin's ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket's or Redfin's ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.

These risks, as well as other risks related to the proposed transaction, are described in a registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”), which became effective on May 5, 2025 and a prospectus of Rocket and a proxy of Redfin included therein (the “Proxy Statement/ Prospectus”) in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company's filings with the SEC, including each company's most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC's website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.
Important Information for Investors and Stockholders
In connection with the proposed transaction, Rocket filed with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. The Proxy Statement/Prospectus has been delivered to stockholders of Redfin. Investors and security holders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that forms a part of the Registration Statement, because they contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and security holders of Rocket and Redfin may obtain copies of the Registration Statement and the Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC's website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket are available free of charge under the SEC Filings heading of the Investor Relations section of Rocket's website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin are available free of charge under the SEC Filings heading of the Investor Relations section of Redfin's website investors.redfin.com.

Participants in the Solicitation
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin's stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket's directors and executive officers is available in Rocket's Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10- K/A Amendment No. 1 (the “Rocket 10-K/A”) filed with the SEC on April 28, 2025, and other documents subsequently filed by Rocket with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 10-K/A and are available at the SEC’s website at www.sec.gov. Information regarding Redfin's directors and executive officers is available in Redfin's Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10-K/A Amendment No. 1 (the “Redfin 10-K/A”) filed with the SEC on April 25, 2025, and other documents subsequently filed by Redfin with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in the Redfin 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Redfin 10-K/A and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials filed with the SEC.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.